Exhibit 99.1

Kenon Holdings Reports Full Year 2021 Results and Announces Plan to Distribute $10.25 per Share

Singapore, March 31, 2022. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for 2021 and additional updates.

Q4 and Recent Highlights

Kenon

•	Kenon intends to distribute $10.25 per share (approximately $550 million in total) to shareholders via capital reduction (subject to shareholder and court approval).

•
During March 2022, Kenon completed a sale of 6 million ZIM shares for total consideration of $463 million. As a result of the sale, Kenon now holds a 20.7% interest in ZIM and remains the largest shareholder in ZIM.

ZIM

•	ZIM announced a cash dividend to be paid in April 2022 of $17.00 per share, representing $2.0 billion in aggregate. Kenon expects to receive $503 million ($478 million net of tax).

•	Financial results[1]:

•	ZIM reported net profit in 2021 of $4.6 billion, as compared to $0.5 billion in 2020.

•	ZIM reported Adjusted EBITDA[2] in 2021 of $6.6 billion, as compared to $1.0 billion in 2020.

OPC

•	Financial results:

•	OPC’s revenues in 2021 increased to $488 million (including $51 million contributed by CPV), as compared to $386 million in 2020 (no contribution from CPV).

•
OPC’s net loss in 2021 was $94 million (including the negative impact of $75 million relating to early repayment of project financing debt, and a net loss of $47 million contributed by CPV), as compared to net loss of $13 million in 2020.

•
OPC’s Adjusted EBITDA[2] in 2021 was $91 million, as compared to $75 million in 2020. Additionally, in 2021, OPC’s share in losses and OPC’s proportionate share in EBITDA of CPV associated companies were $11 million and $106 million, respectively.

1 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the year ended December 31, 2021 was 26% (32% for year ended December 31, 2020).
2 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated March 31, 2022 for the definition of ZIM’s Adjusted EBITDA and OPC’s and CPV’s Adjusted EBITDA and a reconciliation to their respective net profit for the applicable period.

Discussion of Results for the Year ended December 31, 2021

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated March 31, 2022 for a summary of Kenon’s consolidated financial information; a summary of OPC’s consolidated financial information; a reconciliation of OPC’s Adjusted EBITDA (which is a non-IFRS measure) to net profit (loss); summary of financial information of OPC’s subsidiaries; and a reconciliation of ZIM’s Adjusted EBITDA (which is a non-IFRS measure) to net profit.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, as translated into US dollars.

Summary Financial Information of OPC

	OPC
	Israel	U.S.	Total	OPC
	2021			2020
	$ millions
Revenue	437	51	488	386
Cost of sales (excluding depreciation and amortization)	312	25	337	282
Finance expenses, net	116	25	141	50
Share in losses of associated companies, net	-	11	11	-
Loss for the period	(47)	(47)	(94)	(13)
Attributable to:
Equity holders of OPC	(37)	(31)	(68)	(17)
Non-controlling interest	(10)	(16)	(26)	4

Adjusted EBITDA[2]	104	(13)	91	75
Proportionate share of EBITDA of associated companies	-	106	106	-

Revenue

	For the year ended December 31,
	2021	2020
	$ millions
Israel
Revenue from sale of energy to private customers	299	275
Revenue from private customers in respect of infrastructure services	92	80
Revenue from sale of surplus energy	28	15
Revenue from sale of steam	18	16
	437	386
U.S.
Revenue from sale of electricity and provision of services in the U.S.	51	-
Total	488	386

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under Power Purchase Agreements by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff for 2021, as published by the EA, was NIS 0.2526 per KW hour, which was approximately 5.7% lower than the weighted-average generation component tariff in 2020 of NIS 0.2678 per KW hour. OPC’s revenues from sales of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index.

Set forth below is a discussion of changes in revenues by category between 2021 and 2020.

•
Revenue from sale of energy to private customers – increased by $24 million in 2021, as compared to 2020. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $18 million. Excluding the impact of exchange rate fluctuations, OPC’s revenues increased by $6 million primarily as a result of (i) an $18 million increase due to a full year of commercial operation of the OPC-Hadera power plant in 2021 and (ii) a $14 million increase reflecting the commencement of virtual supply in 2021, partially offset by (i) a $19 million decrease due to a decline in the generation component tariff and (ii) a $7 million decrease due to decline in energy consumption by OPC-Rotem’s customers.

•
Revenue from private customers in respect of infrastructure services – increased by $12 million in 2021, as compared to 2020. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $5 million. Excluding the impact of exchange rate fluctuations, these revenues increased by $7 million primarily as a result of (i) a $7 million increase due to 2021 including a full year of commercial operation of the OPC-Hadera power plant in 2021, (ii) a $4 million increase reflecting the commencement of virtual supply in 2021 and (iii) a $1 million increase due to a tariff increase for OPC-Rotem’s customers, partially offset by (i) a $2 million decrease due to a decline in infrastructure tariffs for 2021 and (ii) a $2 million decrease in sale of energy purchased for OPC-Rotem’s customers.

•
Revenue from sale of surplus energy – increased by $13 million in 2021, as compared to 2020. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $2 million. Excluding the impact of exchange rate fluctuations, these revenues increased by $11 million primarily as a result of an increase in sale of energy to the System Operator from (i) the OPC-Hadera power plant of $10 million and (ii) the OPC-Rotem power plant of $1 million.

•	Revenue from sale of electricity and provision of services in the U.S. – reflects revenue of CPV from the completion of the acquisition of CPV in January 2021, which was $51 million in 2021.

Cost of Sales (Excluding Depreciation and Amortization)

	For the year ended December 31,
	2021	2020
	$ millions
Israel
Natural gas and diesel oil consumption	153	135
Expenses for infrastructure services	92	80
Expenses for acquisition of energy	32	36
Natural gas transmission	10	10
Operating expenses	25	21
	312	282
U.S.
Operating costs and cost of services in the U.S.	25	-
Total	337	282

•
Natural gas and diesel oil consumption – increased by $18 million in 2021, as compared to 2020. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $9 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales increased by $9 million primarily as a result of increase in availability from (i) the OPC-Hadera power plant of $12 million and (ii) the OPC-Rotem power plant of $11 million, partially offset by (i) a $9 million decrease due to the decline in gas price as a result of a decline in foreign exchange rate of the dollar versus NIS during the year and (ii)  the receipt of $5 million compensation in respect of a delay in the commercial operation of the Karish reservoir.

•
Expenses for infrastructure services – increased by $12 million in 2021, as compared to 2020. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $5 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales increased by $7 million primarily as a result of (i) a $7 million increase due to the full year of commercial operation of the OPC-Hadera power plant in 2021 and (ii) $4 million reflecting the commencement of virtual supply, partially offset by a $4 million decrease due to a decline in infrastructure tariffs and decline in energy consumption by OPC-Rotem’s customers.

•
Expenses for acquisition of energy – decreased by $4 million in 2021, as compared to 2020. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $2 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales decreased by $6 million primarily as a result of (i) a $17 million decrease due to decline in load reductions and increase in availability of the OPC-Rotem power plant and (ii) a $6 million decrease due to a decline in infrastructure tariffs and decline in energy consumption by OPC-Rotem’s customers, partially offset by (i) a $4 million increase due to additional downtime during the first full year of commercial operation of the OPC-Hadera power plant in 2021 and (ii) a $14 million increase reflecting the commencement of virtual supply in 2021.

•	Operating costs and cost of services in the U.S. – reflects CPV operating costs from the completion of the acquisition of CPV in January 2021, which was $25 million in 2021.

Finance Expenses, net

Finance expenses, net increased by $91 million in 2021 primarily as a result of (i) a $75 million expense due to early repayment of the OPC-Rotem project financing debt, (ii) a $13 million increase in interest expenses in respect of debentures and the OPC-Hadera senior debt, (iii) a $12 million increase in financing expenses due to the purchase of the remaining minority stake in a CPV subsidiary, and (iv) an $8 million increase in interest expenses in respect of CPV loans (including an interest swap contract), partially offset by (i) a $4 million decrease in interest expenses in as a result of the early repayment OPC-Rotem project financing debt in 2021 as mentioned above, (ii) a $12 million one-off expense due to early repayment of Series A debentures in 2020 and (iii) $3 million one-off income from the early debt repayment of a CPV subsidiary.

Share of Profit of Associated Companies, net

The table below sets forth OPC’s share of profit of associated companies, net, consisting of five of the six operating plants in which CPV has interests.

	For the year ended December 31,
	2021	2020
	$ millions

Share in losses of associated companies, net	(11)	-

The result for the year includes losses on changes in fair value of derivative financial instruments totaling $45 million.

As at December 31, 2021, OPC’s proportionate share of debt (including interest payable) of CPV associated companies was $962 million and proportionate share of cash and cash equivalents was $2 million.

For further details of the performance of associated companies of CPV, refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on March 27, 2022 and the convenience English translations furnished by Kenon on Form 6-K on March 28, 2022.

Liquidity and Capital Resources

As of December 31, 2021, OPC had cash and cash equivalents of $243 million (excluding restricted cash), restricted cash of $21 million (including debt service reserves of $14 million), and total outstanding consolidated indebtedness of $1,215 million, consisting of $43 million of short-term indebtedness and $1,172 million of long-term indebtedness. As of December 31, 2021, a substantial portion of OPC’s debt was denominated in NIS.

Tariff Update

On February 1, 2022, the annual update of the electricity tariffs of the EA for 2022 entered into effect, increasing the generation component by 13.6%. On February 27, 2022, the EA proposed to reduce this increase to an expected 9.4%.

ZIM

Discussion of ZIM’s Results for 2021

For the year ended December 31, 2021, ZIM’s net profit was $4.6 billion, as compared to $0.5 billion in 2020. ZIM’s Adjusted EBITDA2 in 2021 was $6.6 billion, as compared to $1.0 billion in 2020.

ZIM carried approximately 3,481 thousand TEUs in 2021 representing a 23% increase as compared to 2020, in which ZIM carried approximately 2,841 thousand TEUs. The average freight rate in 2021 was $2,786 per TEU, as compared to $1,229 per TEU in 2020.

ZIM’s revenues increased by 169% in 2021 to $10.7 billion, as compared to $4.0 billion in 2020, primarily due to an increase in revenues from containerized cargo, reflecting increases in both freight rates and carried volume.

Qoros

Updates to Sale of remaining 12% interest

In April 2021, Kenon’s subsidiary Quantum (2007) LLC (“Quantum”) entered into an agreement with the China-based investor related to the Baoneng Group that holds 63% of Qoros (the “Majority Shareholder”) to sell its remaining 12% interest in Qoros for RMB 1.56 billion (approximately $245 million). The Majority Shareholder has failed to make required payments under this agreement. In the fourth quarter of 2021, Quantum initiated arbitral proceedings against the Majority Shareholder and Baoneng Group with China International Economic and Trade Arbitration Commission. The proceedings are ongoing.

For more information on our agreement to sell our remaining interest in Qoros, and on Qoros’ loan agreements and our pledges and guarantees, see our annual report on Form 20-F for the year ended December 31, 2021.

Additional Kenon Updates

Interim dividend for the year ended December 31, 2021

In November 2021, Kenon announced an interim cash dividend of $3.50 per share (an aggregate amount of $189 million) relating to the year ended December 31, 2021. This was paid in January 2022.

ZIM dividend

ZIM announced a cash dividend to be paid in April 2022 of $17.00 per share, representing $2.0 billion in aggregate. Kenon expects to receive $503 million ($478 million net of tax).

Sale of ZIM shares

During March 2022, Kenon completed a sale of 6 million ZIM shares (approximately 5% of ZIM’s issued shares) for total consideration of $463 million. As a result of the sale, Kenon now holds a 20.7% interest in ZIM (20.3% on a fully diluted basis) and remains the largest shareholder in ZIM.

Release of OPC shares from Share Pledge

In March 2022, 53.5 million shares of OPC were released from the pledge of 55 million shares which was put in place in connection with the sale of the Inkia business to support potential indemnity claims, and 1.5 million shares of OPC remain pledged in light of an indemnity claim against a Kenon subsidiary relating to a tax assessment claim in the amount of $11 million.

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of December 31, 2021, Kenon’s unconsolidated cash balance was $231 million. As of March 30, 2022, Kenon’s unconsolidated cash balance, reflecting Kenon’s January 2022 interim dividend and the sale of ZIM shares described above, was $504 million. Following the receipt of the ZIM dividend in April 2022 (net of tax) described above, Kenon expects to have an unconsolidated cash balance of $982 million. There is no material debt at the Kenon level.

Capital reduction

Kenon will seek shareholder approval for a capital reduction at its forthcoming Annual General Meeting to be held on or about May 19, 2022 (the “2022 AGM”) to return share capital amounting to $10.25 per share ($552 million in total) (the “Capital Reduction”) to Kenon’s shareholders, subject to and contingent upon the approval of the High Court of the Republic of Singapore. In connection with the 2022 AGM, Kenon intends to publish on or about April 27, 2022 a proxy and information statement, including further information on the Capital Reduction.

Following the completion of the Capital Reduction, Kenon’s share capital is expected to be $50 million.

Expected Passive Foreign Investment Company (“PFIC”) Status for 2022 and Future Taxable Years

For purposes of determining whether we are a PFIC for U.S. federal income tax purposes, we have historically been treated as owning our proportionate share of the businesses and earnings of ZIM as a result of having owned, directly or indirectly, 25% or more (by value) of ZIM's stock. As a result of sale of ZIM shares in March 2022, we are no longer able to treat our proportionate share of ZIM’s businesses and earnings as directly owned, which will likely increase the value of our assets that produce, or are held for the production of, passive income. Among other things, we anticipate that we will be treated as a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2022 and foreseeable taxable years. However, the application of the PFIC rules is subject to uncertainty in several respects and a separate determination must be made after the close of each taxable year as to whether we were a PFIC for such year. U.S. investors are strongly encouraged to refer to Kenon’s Annual Report on Form 20-F for the year ending December 31, 2021 filed with the SEC for further information.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development:
•	OPC (59% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets;
•	ZIM (21% interest) – an international shipping company; and
•	Qoros (12% interest3) – a China-based automotive company.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

3 Kenon has agreed to sell its remaining 12% interest to the Majority Shareholder.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to OPC, including expected tariffs in Israel for 2022, the dividend proposed by ZIM, Kenon's agreement to sell its remaining interest in Qoros, statements about Kenon's expected PFIC status for year 2022 and future taxable years, statements relating to the forthcoming 2022 AGM seeking approval of the Capital Reduction and other statements relating to the Capital Reduction and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks related to ZIM and OPC including risks relating to the potential failure to complete the development and reach commercial operation of projects as expected or at all and the timing and ultimate costs of any project reaching commercial operation, including risks related to costs associated with delays or higher costs in reaching commercial operation, risks relating to Qoros including risks relating to Qoros’ debt and Kenon's pledges and guarantees relating to Qoros’ debt and risks relating to Kenon's agreement to sell its remaining interest in Qoros, including risks relating to payments required to be made to Quantum which have not been made as required, and whether such payments will be received at all, risks relating to meeting the conditions to the obligations under the transaction, including risks relating to regulatory approvals and the requirement that the pledge over the shares to be sold be released and the release of any such payments from the designated account and other risks, risks relating to Kenon, including risks relating to change in its PFIC status for year 2022 and for future taxable years and risks relating to the 2022 AGM and the Capital Reduction, including risks relating to failure to obtain approval from shareholders for the Capital Reduction, failure to obtain approval from the High Court of the Republic of Singapore for the Capital Reduction, whether the Capital Reduction will be paid to shareholders at all, whether Kenon will have sufficient liquidity and capacity to pay the Capital Reduction to shareholders and whether amounts retained by Kenon will be sufficient to meet its cash needs or meet legal requirements,and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Mark Hasson Chief Financial Officer markh@kenon-holdings.com Tel: +65 9726 8628